EXHIBIT 11

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three Months Ended March 31, 2003 and 2002

	Three Months Ended
	March 31,

	2003	2002

BASIC EARNINGS PER SHARE
Average common shares outstanding	99,532	106,194

Net income	$141,110	$169,187

Basic earnings per share	$1.42	$1.59

DILUTED EARNINGS PER SHARE
Adjusted weighted average shares outstanding:
Average common shares outstanding	99,532	106,194
Net shares to be issued upon exercise of dilutive stock options after applying treasury stock method	92	737

Adjusted weighted average diluted shares outstanding	99,624	106,931

Net income	$141,110	$169,187

Diluted earnings per share	$1.42	$1.58